UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2025

Peter G. Swenson
President, Chief Executive Officer and Chairman
Park Dental Partners, Inc.
2200 Country Road C West, Suite 2210
Roseville, MN 55113

**Re: Park Dental Partners, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed September 24, 2025
File No. 333-290001**

Dear Peter G. Swenson:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 17, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed September 24, 2025

Capitalization, page 44

1. Please clearly describe how you arrived at each pro forma 2025 and proforma as adjusted amount. The paragraph above the capitalization table indicates that pro forma 2025 amounts only give effect to the vesting of 25% of the outstanding restricted common stock; however, it appears that the offering may also be reflected in these amounts. Please revise your disclosures as necessary. Please also correspondingly revise your disclosures on page 19 as necessary related to the pro forma balance sheet amounts presented.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Philip T. Colton, Esq.